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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                            NovaStar Financial, Inc.
----------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $0.01
----------------------------------------------------------------------
                         (Title of Class of Securities)


                                  669947-40-0
                            -----------------------
                                 (CUSIP Number)

                                March 10, 1999
                            -----------------------
                         (Date of Event Which Requires
                           Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               [ ]  Rule 13d-1(b)
               [X]  Rule 13d-1(c)
               [ ]  Rule 13d-1(d)

                               Page 1 of 5 pages
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CUSIP No. 669947-40-0           13G               Page 2 of 5 Pages
----------------------------------------------------------------------
1    Name of Reporting Person
     I.R.S. Identification No. of above person (entities only)

     General Motors Corporation, as Parent Holding Company of
     Residential Funding Corporation
----------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group

                                                        (a) [ ]
                                                        (b) [ ]
----------------------------------------------------------------------
3    SEC Use Only

----------------------------------------------------------------------
4    Citizenship or Place of Organization

     Delaware
-----------------------------------------------------------------------
                       5  Sole Voting Power

                          1,177,713 shares
   Number of           -----------------------------------------------
     Shares            6  Shared Voting Power
  Beneficially
    Owned by              - 0 -
      Each             -----------------------------------------------
   Reporting           7  Sole Dispositive Power
     Person
      With                1,177,713 shares
                       -----------------------------------------------
                       8  Shared Dispositive Power

                          - 0 -
----------------------------------------------------------------------
9    Aggregate Amount Beneficially Owned by Each Reporting Person

     1,177,713 shares
----------------------------------------------------------------------
10   Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares [ ]

----------------------------------------------------------------------
11   Percent of Class Represented by Amount in Row (9)

     12.6%
----------------------------------------------------------------------
12   Type of Reporting Person

     CO
----------------------------------------------------------------------
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Item 1.

     (a)  Name of Issuer:

          NovaStar Financial, Inc. (the "Issuer")

     (b)  Address of Issuer's Principal Executive Offices:

          1900 West 47th Place, Suite 105
          Westwood, Kansas  66205

Item 2.

     (a)  Name of Person Filing:

          General Motors Corporation, a Delaware corporation ("GM"), as Parent Holding Company of Residential Funding Corporation, a Delaware corporation and an indirect subsidiary of GM ("RFC").

     (b)  Address of Principal Executive Office:

          100 Renaissance Center, Detroit, Michigan 48265-1000

     (c)  Citizenship:

          Delaware corporation

     (d)  Title of Class of Securities:

          Common Stock, par value $0.01

     (e)  CUSIP Number:

          669947-40-0

Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a(n):

(a)       [ ]  Broker or dealer registered under section 15 of the
               Act (15 U.S.C. 78o);
(b)       [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)       [ ]  Insurance company as defined in section 3(a)(19) of
               the Act (15 U.S.C. 78c);
(d)       [ ]  Investment company registered under section 8 of the
               Investment Company Act (15 U.S.C. 80a-8);
(e)       [ ]  Investment adviser in accordance with section
               240.13d-1(b)(1)(ii)(E);
(f)       [ ]  Employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);
(g)       [ ]  Parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G);
(h)       [ ]  Savings association as defined in section 3(b) of the
               Federal Deposit Insurance Act (12 U.S.C. 1813);


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(i)       [ ]  Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)       [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

          If this statement is filed pursuant to Section 240.13d-1(c), check this box [X]

Item 4.   Ownership

     (a)  Amount Beneficially Owned:

          GM, as Parent Holding Company of RFC, may be deemed to beneficially own 1,177,713 shares of Common Stock, par value $0.01, of the Issuer ("Common Stock"), which shares may be deemed to be beneficially owned by RFC as a result of that certain Warrant Agreement, dated March 10, 1999, between the Issuer and RFC, pursuant to which the Issuer issued to RFC two warrants, which are exercisable into a total of 1,177,713 shares of common stock.

     (b)  Percent of Class:

          12.6% (as of March 10, 1999, based on information provided to RFC by the Issuer)

     (c)  Number of shares as to which such person has:

          (i)    sole power to vote or to direct the vote:

                 See response to Item 4(a) above.

          (ii)   shared power to vote or to direct the vote:

                 None.

          (iii)  sole power to dispose or to direct the disposition of:

                 See response to Item 4(a) above.

          (iv)   shared power to direct the disposition of:

                 None.


Item 5.   Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the

                               Page 4 of 5 pages
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          beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          See Exhibit I

Item 8.   Identification and Classification of Members of the Group

          N/A

Item 9.   Notice of Dissolution of Group

          N/A

Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 19, 1999                    GENERAL MOTORS CORPORATION, as
                                         Parent Holding Company of
                                         Residential Funding Corporation


                                     By: /s/ Martin I. Darvick
                                         -------------------------------
                                         Name:  Martin I. Darvick
                                         Title:  Assistant Secretary

                               Page 5 of 5 pages
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                                                                       Exhibit I

The Schedule 13G to which this Exhibit I is attached is being filed by General Motors Corporation ("GM") as Parent Holding Company of Residential Funding Corporation, a Delaware corporation ("RFC"). RFC is a subsidiary of GMAC RF, Inc., a Michigan corporation, which is a subsidiary of GMAC Mortgage Group, Inc., a Michigan corporation, which is a subsidiary of General Motors Acceptance Corporation, a Delaware corporation, which is a subsidiary of GM.